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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO/A
          TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                KINAM GOLD, INC.
                            (Name of Subject Company)

                            KINROSS GOLD CORPORATION
                            KINROSS GOLD U.S.A., INC.
                                   (Offerors)
                            (Name of Filing Persons)

      $3.75 SERIES B CONVERTIBLE PREFERRED STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                                    49448220
                      (CUSIP Number of Class of Securities)

                                SHELLEY M. RILEY
                                    Secretary
                            Kinross Gold Corporation
                            52nd Floor, Scotia Plaza
                               40 King Street West
                        Toronto, Ontario, Canada M5H 3Y2
                            Telephone: (416) 365-5123

                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                       and Communications on Behalf of the
                                 Filing Person)

                                    COPY TO:

                               KEITH L. POPE, ESQ.
                       Parr Waddoups Brown Gee & Loveless
                       185 South State Street, Suite 1300
                         Salt Lake City, Utah 84111-1537
                                 (801) 532-7840

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------

             Transaction Valuation                  Amount of Filing Fee
             ---------------------                  --------------------

                  $14,313,600*                            $1,317**

--------------------------------------------------------------------------------

     * This amount assumes the purchase of 894,600 shares of $3.75 Series B Convertible Preferred Stock, par value $1.00 per share, at the tender offer price of $16.00.
     ** The fee was paid at the time of the original Schedule TO filing on February 20, 2002.

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|_| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         |X|  third-party tender offer subject to Rule 14d-1.

         |_|  issuer tender offer subject to Rule 13e-4.

         |X|  going-private transaction subject to Rule 13e-3.

         |X|  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

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

         Amount previously paid:  Not applicable.                      Filing party:  Not applicable.

         Form or registration No.:  Not applicable.                    Date filed:  Not applicable.
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         This Schedule TO/A amends and supplements the Schedule TO filed with the Securities and Exchange Commission on February 20, 2002, as amended March
14, 2002 (the "Schedule TO"), relating to the offer by Kinross Gold U.S.A.,
Inc., a Nevada corporation and wholly owned subsidiary of Kinross Gold
Corporation, an Ontario corporation, to purchase all of the publicly-held shares of the Kinam Gold Inc. $3.75 Series B Convertible Preferred Stock, par value
$1.00 per share, for cash in the amount of $16.00 per share, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 20, 2002 (the "Offer to Purchase"), and the related Letter of
Transmittal. The Offer to Purchase, as amended and supplemented, is attached hereto as Exhibit (a)(1)(A)(2). Attached hereto as Exhibit (a)(1)(A)(3) is the
March 21, 2002 Amendment and Supplement to the Offer to Purchase, which was mailed to shareholders of the Kinam Gold Inc. preferred stock on or about March
21, 2002. Additionally, a press release dated March 21, 2002, which extends the expiration date of the tender offer to Midnight March 28, 2002, is attached hereto as Exhibit (a)(5)(F).

         Capitalized terms used herein but not otherwise defined shall have the respective meanings assigned to such terms in the Offer to Purchase.

ITEM 3.    IDENTITY AND BACKGROUND OF FILING PERSON

         Kinross Gold Corporation has posted the Offer to Purchase and the March 21, 2002 Amendment and Supplement to the Offer to Purchase on its website at WWW.KINROSS.COM.

ITEM 12.   EXHIBITS.

         Item 12 of the Schedule TO is hereby amended and supplemented to include the following exhibit:

         (a)(1)   (A)(2)   Offer to Purchase, dated March 21, 2002.

         (a)(1) (A)(3) Additional Offering Materials--March 21, 2002 Amendment and Supplement to the Offer to Purchase, dated March 21, 2002.

         (a)(5)   (F)      Press Release, dated March 21, 2002.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

         SCHEDULE 13E-3 ITEM 16.  EXHIBITS.

         The information set forth under Item 12 above in this Schedule TO/A is incorporated herein by reference.


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                                    SIGNATURE

         After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Schedule TO/A is true, complete, and correct.


                                 KINROSS GOLD CORPORATION


March 21, 2002                   By   /s/ Brian W. Penny
                                   ---------------------------------------------
                                      Brian W. Penny
                                      Vice-President Finance and Chief
                                      Financial Officer



                                 KINROSS GOLD U.S.A., INC.


March 21, 2002                   By    /s/ Brian W. Penny
                                   ---------------------------------------------
                                      Brian W. Penny
                                      Treasurer and Director




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